TW WIRELESS, L.L.C.

Financial Statements
As Of December 31, 2001 And 2000

Together With Report Of Independent Public Accountants

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Members
    of TW Wireless, L.L.C.:

We have audited the accompanying balance sheets of TW Wireless, L.L.C. as of December 31, 2001 and
2000, and the related statements of operations, members' equity and cash flows for the years then ended.
These financial statements are the responsibility of the Company's management. Our responsibility is to
express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States.
Those standards require that we plan and perform the audit to obtain reasonable assurance about whether
the financial statements are free of material misstatement. An audit includes examining, on a test basis,
evidence supporting the amounts and disclosures in the financial statements. An audit also includes
assessing the accounting principles used and significant estimates made by management, as well as
evaluating the overall financial statement presentation. We believe that our audits provide a reasonable
basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the
financial position of TW Wireless, L.L.C. as of December 31, 2001 and 2000, and the results of its
operations and its cash flows for the years then ended in conformity with accounting principles generally
accepted in the United States.

/s/ Arthur Andersen LLP

Denver, Colorado,
    March 8, 2002.

TW WIRELESS, L.L.C.

BALANCE SHEETS

AS OF DECEMBER 31, 2001 AND 2000
(in thousands, except unit amounts)

ASSETS

	2001	2000
CURRENT ASSETS:		
Cash	$18,422	$ 8,889
Accounts receivable-		
Trade receivables due from related party, net of allowance for doubtful accounts of $1,205 and $162	7,649	1,057
Earned unbilled revenue	5,483	540
Total accounts receivable, net	13,132	1,597
Deferred customer activation costs	789	93
Total current assets	32,343	10,579
PROPERTY, PLANT AND EQUIPMENT, net	45,340	33,656
INTANGIBLE ASSETS, net	11,441	10,316
OTHER	223	15
Total assets	$89,347	$54,566
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES:		
Trade payables and other accrued liabilities	$ 852	$ 1,892
Amounts due to Members and related parties	57,033	27,360
Deferred customer activation revenues	789	93
Total current liabilities	58,674	29,345
COMMITMENTS AND CONTINGENCIES (Note 5)		
MEMBERS' EQUITY:		
Class A Member Units, 631 units authorized, 449 and 206 units issued and outstanding, respectively	47,614	26,863
Class B Member Units, 250 units authorized, 164 and 75 units issued and outstanding, respectively	16,441	7,545
Accumulated deficit	(33,382)	(9,187)
Total Members' equity	30,673	25,221
Total liabilities and Members' equity	$89,347	$54,566

The accompanying notes to financial statements are an integral part of these balance sheets.

TW WIRELESS, L.L.C.

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
(in thousands)

	2001	2000
REVENUES	$ 24,615	$ 1,540
OPERATING EXPENSES:		
Cost of services and products	29,768	7,781
Selling, general and administrative	17,065	3,289
Depreciation	2,074	286
Amortization	208	47
Total operating expenses	49,115	11,403
Loss from operations	(24,500)	(9,863)
OTHER INCOME (EXPENSE):		
Interest income	391	777
Other (expense) income	(86)	21
Total other (expense) income	(305)	798
Net loss	$ (24,195)	$ (9,065)

The accompanying notes to financial statements are an integral part of these statements

TW WIRELESS, L.L.C.

STATEMENTS OF MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
(in thousands, except unit amounts)

	Qwest Wireless				Touch America						Total					
	Class A Units	Amount	Spectrum Capital Contributions	Accumulated Deficit	Class A Units	Amount	Spectrum Capital Contributions	Class B Units	Amount	Accumulated Deficit	Class A Units	Amount	Spectrum Capital Contributions	Class B Units	Amount	Accumulated Deficit
Balance, January 1, 2000	58	$ 4,908	$ 4,630	$ (61)	57	$ 4,905	$ 4,653	42	$ 4,211	$ (61)	115	$ 9,813	$ 9,283	42	$ 4,211	$ (122)
Cash capital contributions	46	3,885	-	-	45	3,882	-	33	3,334	-	91	7,767	-	33	3,334	-
Share of net loss	-	-	-	(4,542)	-	-	-	-	-	(4,523)	-	-	-	-	-	(9,065)
Balance, December 31, 2000	104	$ 8,793	$ 4,630	$ (4,603)	102	$ 8,787	$ 4,653	75	$ 7,545	$ (4,584)	206	$17,580	$ 9,283	75	$ 7,545	$ (9,187)
Cash capital contributions	122	10,377	-	-	121	10,374	-	89	8,896	-	243	20,751	-	89	8,896	-
Share of net loss	-	-	-	(12,122)	-	-	-	-	-	(12,073)	-	-	-	-	-	(24,195)
Balance, December 31, 2001	226	$19,170	$ 4,630	$ (16,725)	223	$19,161	$ 4,653	164	$16,441	$ (16,657)	449	$38,331	$ 9,283	164	$16,441	$ (33,382)

The accompanying notes to financial statements are an integral part of these statements.

TW WIRELESS, L.L.C.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
(in thousands)

	2001	2000
OPERATING ACTIVITIES:		
Net loss	$ (24,195)	$ (9,065)
Adjustments to reconcile net loss to net cash flows from operating activities-		
Depreciation and amortization	2,282	333
Provision for doubtful accounts	2,683	162
Changes in operating assets and liabilities-		
Accounts receivable	(14,218)	(1,759)
Other assets	(208)	(15)
Accounts payable and other accrued liabilities	(1,040)	(86)
Amounts due to Members	19,785	(1,899)
Cash used for operating activities	(14,911)	(12,329)
INVESTING ACTIVITIES:		
Purchase of property and equipment	(3,849)	(2,870)
Purchase of PCS spectrum licenses	(1,354)	(1,080)
Cash used for investing activities	(5,203)	(3,950)
FINANCING ACTIVITIES:		
Contributions from Members	29,647	11,101
Cash provided by financing activities	29,647	11,101
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	9,533	(5,178)
CASH AND CASH EQUIVALENTS, at beginning of year	8,889	14,067
CASH AND CASH EQUIVALENTS, at end of year	$ 18,422	$ 8,889

The accompanying notes to financial statements are an integral part of these statements.

TW WIRELESS, L.L.C.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
(Dollars in thousands)

1. ORGANIZATION AND NATURE OF BUSINESS:

On July 23, 1999, Qwest Wireless L.L.C. ("Qwest Wireless", formerly known as U S WEST Wireless L.L.C.) and Touch America, Inc. ("Touch America") (together, the "Members") formed TW Wireless, L.L.C. ("TWW" or the "Company") as a Delaware limited liability company. The Members treat the Company as a partnership for tax purposes. Under the terms of the formation agreement, the Company will continue in existence until July 23, 2014, with the option of the Members to renew such existence for successive terms of five years. The Company began providing personal communications services ("PCS") services to customers in July 2000.

Using the Qwest Wireless brand, the Company provides broadband PCS targeted primarily to domestic small business and residential customers, consisting of approximately 64,000 and 14,000 subscribers in 20 and two markets as of December 31, 2001 and 2000, respectively. The Company plans to expand operations to an additional twelve markets in 2001.

The accompanying financial statements were prepared using the going concern assumption based upon the Members' commitments to continue funding the operations of the Company for at least the next fiscal year.

The Company is owned by Qwest Wireless and Touch America as described below. Qwest Wireless owns 50.1% of the voting units of the Company.

Upon formation, Qwest Wireless and Touch America contributed a total of 23 PCS spectrum licenses to the Company, allowing the Company to offer broadband PCS in various markets throughout Idaho, North Dakota, Montana, South Dakota, Washington and Wyoming, as specified in the license agreements. As of December 31, 2001, the Company had operations in Idaho, Montana, North Dakota, South Dakota, Washington and Wyoming.

Per the terms of the formation agreement, cash contributions to the Company are to be funded 35% by Qwest Wireless and 65% by Touch America until such time as the Class B Units are fully funded as described below. As cash contributions are received, Class A Member Units are issued such that the ownership percentages of 50.1% and 49.9% are maintained for Qwest Wireless and Touch America, respectively. Class B Member Units are issued solely to Touch America to the extent its cash contributions exceed the amount necessary to maintain its 49.9% ownership of the Class A Member Units. When $25 million of Class B Member Units have been issued to Touch America, future cash contributions to the Company will be funded 50.1% by Qwest Wireless and 49.9% by Touch America. The rights, preferences and distribution of profits and losses to the Class A and Class B Members are as follows:

> *Class A Member Units* – Class A Member Units have exclusive voting rights. The formation agreement specifies that these member units shall be issued 50.1% to Qwest Wireless and 49.9% to Touch America.

Class B Member Units – Class B Member Units have no voting rights. The formation agreement specifies that these member units shall be issued 100% to Touch America. The Class B Members have priority over Class A Members in distribution of property in connection with the dissolution of the Company.

Allocation of Losses – Net losses of the Company are allocated to the Class A Members in accordance with their relative ownership percentages, unless the allocation of the loss would cause the Member's capital account to fall below zero.

Allocation of Profits – Profits of the Company are allocated as follows, in order of priority:

To the Class A Members in an amount equal to their relative share of the Company's net taxable income for the fiscal year multiplied by 40% (the "Tax Distribution").

To the Class B Member in an amount equal to the lesser of (i) 30% of the aggregate distribution amount, as defined in the formation agreement or (ii) the entire remaining amount after the Tax Distribution, subject to a maximum of the value of the Class B Member Units. At such time as the Class B Member recovers its Class B contributions through this allocation, this profit allocation to the Class B Member will cease.

Any remaining distribution amount shall be distributed entirely to the Class A Members based on their relative ownership percentages.

The allocations upon liquidation of the Company will be in the same amounts and priority as the allocation of profits described above.

The formation agreement provides that the Members will approve budgeted cash contribution amounts for the year at the beginning of each year. The Members are required by the formation agreement to fund these approved contributions each year for a term of three years, beginning on the date of formation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United Sates requires management to make estimates and assumptions. These estimates and assumptions may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company utilizes the cash management services of Qwest Corporation, in accordance with the formation agreement. Qwest Corporation manages the Company's cash in accordance with its cash investment policy, which restricts investments to ensure preservation of principal and maintenance of liquidity. Although cash and cash equivalents balances are generally unsecured, the Company's balances are maintained with financial institutions that Qwest Corporation and the Company's management believes are creditworthy. The Company considers cash on hand, deposits in banks and investment instruments purchased with original maturities of three months or less to be cash and cash equivalents.

Accounts Receivable - Concentrations of Credit Risk

The Company has a billing and collection arrangement with Qwest Corporation. While the related receivables are billed by Qwest Corporation on behalf of the Company, the Company continues to include these receivables on its balance sheet due to the full recourse provision of the billing and collection agreement.

Earned Unbilled Revenue

The Company's earned unbilled revenue consists of the amount of services provided but not yet billed to customers. These services are primarily wireless airtime used by customers in excess of their monthly price plans as well as features that are billed on a usage basis.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Ordinary asset retirements and disposals are charged against accumulated depreciation with no gain or loss recognized. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets. Maintenance and repairs that do not extend the useful life of the related asset are expensed as incurred.

Intangible Assets

The Company's intangible assets consist of PCS spectrum licenses, the majority of which were contributed to the Company at its formation by Qwest Wireless and Touch America. These licenses allow the Company to operate as a PCS provider in the areas specified in the license agreements and are granted by the Federal Communications Commission for 5-year terms with renewals for additional 5-year terms if license obligations are met. The contributed PCS spectrum licenses from Qwest Wireless were recorded at their carryover basis. The contributed PCS spectrum licenses from Touch America were recorded at their estimated fair values. Purchased PCS spectrum licenses are recorded at cost. Amortization is computed on those PCS spectrum licenses that are in use by using the straight-line method over their estimated useful life of 40 years.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment is indicated when the carrying amount of the asset is greater than amounts recoverable from expected future undiscounted cash flows. If an asset is deemed to be impaired it would be written down to its fair value. No impairment losses have been recognized to date.

Income Taxes

As a limited liability company, the Company is treated as a partnership for federal income tax purposes. Accordingly, its income and losses are allocated to and reported in the tax returns of the Members as provided in the formation agreement.

Revenue Recognition

The Company recognizes revenues as follows:

> Wireless Services – The Company recognizes operating revenues for wireless services, including monthly fees, additional airtime, long distance and roaming as those services are rendered to the customers.

Service Activation Fees – The Company defers service activation revenues. Deferred revenues are recognized over the longer of the contract period or the expected life of the customer relationship.

Handset and Accessory Sales – The Company recognizes any margin on handset and accessory sales on a net basis because Qwest Wireless manages all inventory balances and provides the handsets and accessories directly to the Company's customers at the point of sale to the customer.

Customer Acquisition Costs

The Company defers all directly related customer acquisition costs to the extent of service activation revenues. These costs are recognized ratably over the same period as the related customer activation revenues.

Recent Accounting Pronouncements

In September 2000, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This statement provides accounting and reporting standards for transfers and servicing of financial assets and the extinguishment of liabilities. SFAS No. 140 requires that after a transfer of financial assets, an entity continues to recognize the financial and servicing assets it controls and the liabilities it has incurred and does not recognize those financial and servicing assets when control has been surrendered and the liability has been extinguished. SFAS No. 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. Its adoption in 2001 did not have a material impact on the Company's financial statements.

In June 2001, the FASB issued SFAS No. 141, "Business Combinations." This pronouncement eliminated the use of the "pooling of interests" method of accounting for all mergers and acquisitions. As a result, all mergers and acquisitions will be accounted for using the "purchase" method of accounting. SFAS No. 141 is effective for all mergers and acquisitions initiated after June 30, 2001. Adoption of this pronouncement did not have an impact on the Company's results from operations or financial position.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." This statement addresses financial accounting and reporting for intangible assets (excluding goodwill) acquired individually or with a group of other assets at the time of their acquisition. It also addresses financial accounting and reporting for goodwill and other intangible assets subsequent to their acquisition. Intangible assets (excluding goodwill) acquired outside of a business combination will be initially recorded at their fair value. If the intangible asset has a finite useful life, it will be amortized over that life. Intangible assets with an indefinite life are not amortized. Both types of intangible assets will be reviewed annually for impairment and a loss recorded when the asset's carrying amount exceeds its fair value. Goodwill will be treated similar to an intangible asset with an indefinite life. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. No determination has been made as this time of the potential impact, if any, this pronouncement will have on the Company's future financial results.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement deals with the costs of closing facilities and removing assets. SFAS No. 143 requires entities to record the fair value of a legal liability for an asset retirement obligation in the period in which it is incurred. This cost is initially capitalized and amortized over the remaining life of the underlying asset. Once the obligation is ultimately settled, any difference between the final cost and the recorded liability is recognized as a gain or loss on disposition. SFAS No. 143 is effective for years beginning after June 15, 2002. No determination has been made as this time of the potential impact, if any, this pronouncement will have on the Company's future financial results.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long Lived Assets." SFAS No. 144 establishes criteria beyond that previously identified in SFAS No. 121 to determine when a long-lived asset is held for sale. Among other things, those criteria specify that the asset must be available for immediate sale in its present condition and that the sale of the asset must be probable and its transfer expected to qualify for recognition as a completed sale within one year. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. No determination has been made as this time of the potential impact, if any, this pronouncement will have on the Company's future financial results.

3. PROPERTY, PLANT AND EQUIPMENT:

Property, plant and equipment consisted of the following as of December 31, 2001 and 2000:

	Useful Life (in Years)	2001	2000
Wireless cell sites and other equipment	11-14	$35,924	$15,834
Plant under construction	-	11,776	18,108
Property, plant and equipment		47,700	33,942
Less: Accumulated depreciation		(2,360)	(286)
Property, plant and equipment, net		$45,340	$33,656

4. INTANGIBLE ASSETS:

Intangible assets consisted of the following as of December 31, 2001 and 2000:

	2001	2000
PCS spectrum licenses in use	$ 9,481	$ 5,036
PCS spectrum licenses held for future use	2,215	5,327
Gross intangible assets	11,696	10,363
Less: Accumulated amortization	(255)	(47)
Intangible assets, net	$11,441	$10,316

5. COMMITMENTS AND CONTINGENCIES:

Litigation, Claims and Assessments

Various suits arising in the ordinary course of business are pending against the Company. The final outcome of these actions is uncertain but management believes they will not be material to the Company's financial statements.

Operating Leases

The Company's minimum rental commitments for all noncancellable operating leases, consisting mainly of leases for real estate and cell and switch sites are as follows for the years ending December 31:

2002	$ 1,398
2003	1,254
2004	1,189
2005	866
2006	508
Thereafter	4,938
	$ 10,153

The Company's rental expense totaled $1,317 and $598 in 2001 and 2000, respectively. The table excludes renewal options related to certain cell and switch sites leases. These renewal options generally have five-year terms and may be exercised from time to time.

6. TRANSACTIONS WITH MEMBERS:

As specified in the formation agreement, Qwest Wireless and Touch America provide certain engineering, marketing, procurement, administrative and information technology services to the Company at rates specified in the service agreements, which are renegotiated on an annual basis. Liabilities and expenses related to these services comprise the majority of the liabilities and expenses incurred by the Company. Any adverse change in the operations of Qwest Wireless or Touch America could have a corresponding adverse effect on the operations of the Company.

The following table illustrates the expenses incurred by the Company to its Members under the provisions of the formation agreement for the years ended December 31, 2001 and 2000:

	For the Years Ended December 31,					
	2001			2000		
	Qwest Wireless	Touch America	Total	Qwest Wireless	Touch America	Total
Cost of services and products	$14,811	$7,869	$22,680	$4,099	$2,690	$6,789
Selling, general and administrative	14,814	197	15,011	2,769	239	3,008
Total	$29,625	$8,066	$37,691	$6,868	$2,929	$9,797

Amounts due to Members and related parties as of December 31, 2001 and 2000 are as follows:

	2001	2000
Qwest Wireless	$ 45,612	$ 17,324
Touch America	5,711	9,402
Qwest Corporation	5,710	634
Total	$ 57,033	$ 27,360

The amounts due to Members include $9,888 and $18,143 of accrued capital expenditures as of December 31, 2001 and 2000, respectively.

7. UNAUDITED PRO FORMA INFORMATION:

The Company regularly provides the following financial information, which reflects handset and accessory revenues, to its management team for purposes of deciding how to allocate resources and assess performance:

| | For the Years Ended December 31, | | | | | |
| | 2001 | | | 2000 | | |
	GAAP Basis	Adjustments	As Internally Reported	GAAP Basis	Adjustments	As Internally Reported
REVENUES	$ 24,615	$ 8,601	$ 33,216	$ 1,540	$ 1,729	$ 3,269
OPERATING EXPENSES:						
Cost of services and products	29,768	8,601	38,369	7,781	1,729	9,510
Selling, general and administrative	17,065	-	17,065	3,289	-	3,289
Depreciation and amortization	2,282	-	2,282	333	-	333
Total operating expenses	49,115	8,601	57,716	11,403	1,729	13,132
Loss from operations	(24,500)	-	(24,500)	(9,863)	-	(9,863)
OTHER (EXPENSE) INCOME	305	-	305	798	-	798
Net loss	$ (24,195)	$ -	$(24,195)	$ (9,065)	-	$ (9,065)

For management reporting purposes, handset and accessory revenue are recognized on a gross basis. For purposes of the audited financial statements, handset and accessory revenue is recognized on a net basis because Qwest Wireless handles all fulfillment activities and the Company does not take title to the inventory.